SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 2004

OR
☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Transition Period from to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

By:	/s/ Vasant Prabhu

Vasant Prabhu
Starwood Hotels & Resorts Worldwide, Inc.
Benefits Committee Member
Date: June 24, 2005

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:
      We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
June 20, 2005

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004 and 2003

	2004	2003

Assets:
Investments	$460,739,233	$373,488,060

Receivables:
Participant contributions	880,140	338,107
Employer contributions	1,560,927	1,191,921

Total receivables	2,441,067	1,530,028
Accrued investment income	997,821	1,021,771

Total assets	464,178,121	376,039,859

Liabilities:
Excess contributions payable	1,254,432	1,905,076
Accrued expenses	265,149	57,886

Total liabilities	1,519,581	1,962,962

Net assets available for benefits	$462,658,540	$374,076,897

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$45,168,183
Dividends and interest	8,242,711

Total investment income	53,410,894

Contributions:
Participants	46,633,251
Participant rollovers	2,908,403
Employer	20,166,916

Total contributions	69,708,570

Total additions	123,119,464

Deductions to net assets attributed to:
Benefits paid to participants	34,350,549
Corrective distribution of excess contributions	1,254,432
Investment and administrative expense	3,302,167

Total deductions	38,907,148

Net increase in net assets prior to asset transfers	84,212,316
Assets transferred from other plans, net	4,369,327

Net increase in net assets	88,581,643
Net assets available for benefits, beginning of year	374,076,897

Net assets available for benefits, end of year	462,658,540

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Plan Description
      The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan summary for a more complete description of the Plan’s provisions.
      Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.
General
      The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).
Eligibility
      Company employees become eligible to participate in the Plan if they are at least 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.
Contributions
      Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $3,000 for 2004. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.
Vesting
      Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.
Rollover Contributions and Distributions
      Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.
Participants’ Accounts
      Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.
Participant Loans
      Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate plus 1% as of the date of the loan (6.25% at December 31, 2004). Loans outstanding at December 31, 2004 and 2003 totaled $17,308,635 and $13,717,159, respectively.
Payment of Benefits
      Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.
      Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59 1/2 or, subject to plan provisions, as a hardship distribution.
Forfeitures
      Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2004, forfeited nonvested accounts reduced Company contributions by $1,268,882. Unallocated forfeited nonvested accounts totaled $162,404 and $157,814 at December 31, 2004 and 2003, respectively.
Administrative Expenses
      Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2004, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.
Termination of the Plan
      Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2.	Summary of Significant Accounting Policies
Basis of Accounting
      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.
Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.
Concentration of Credit Risk and Market Risk
      The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investments
      Plan investments are presented at fair value. The fair value of the Plan’s investments in mutual funds and Starwood common stock is determined by using quoted market prices from commercial quotation services as of the Plan year end. Fair value of common/collective trusts is determined by State Street based on the quoted market values of the underlying securities. Participant loans are valued at cost which approximate fair value.
      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefits Paid to Participants
      Benefits paid to participants are recorded in the period in which they are paid.
Assets Transferred from Other Plans, Net
      The Company maintained the BlissWorld, LLC 401(k) Plan, the Essex House Savings Plan and the HEI Hotels Associate Savings Plan (collectively the “Bliss, Essex House and HEI Plans”). The Bliss, Essex House and HEI Plans were frozen defined contribution plans for the benefit of certain employees and former employees of the Company. Effective December 1, 2004, the Bliss, Essex House and HEI Plans were merged into the Plan. The participants’ account balances under the Bliss, Essex House and HEI Plans were transferred into corresponding accounts under the Plan, resulting in a transfer from other plans of $4,193,212.
      The remaining asset transfers from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a non-affiliate of the Company who has elected to participate in a mirror plan to the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Reclassifications
      Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

Note 3.	Investments
      The following investments, along with their respective percentage of net assets available for benefits, represent five percent or more of the Plan’s net assets available for benefits:

	December 31, 2004		December 31, 2003

State Street Bank and Trust Company Principal Accumulation Return Fund	$118,035,719	25.5%	$103,121,193	27.6%
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	69,407,458	15.0	41,685,741	11.1
State Street Bank and Trust Company S&P 500 Flagship Fund Series A	43,932,891	9.5	38,063,546	10.2
Smith Barney Large Cap Growth Fund Class A	38,884,298	8.4	40,621,603	10.9
Fidelity Diversified International Fund	38,562,854	8.3	27,600,974	7.4
State Street Bank and Trust Company Moderate Strategic Balanced Securities Lending Fund	30,167,082	6.5	26,828,095	7.2
PIMCO Total Return Admin. Fund	23,904,720	5.2	20,965,053	5.6
      The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31,
2004

Common/Collective trust funds	$8,895,699
Mutual funds	10,158,789
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	26,113,695

Net appreciation in fair value of investments	$45,168,183

Note 4.	Tax Status
      The Plan has received a favorable determination letter from the IRS dated October 8, 2003. The determination letter is applicable for amendments adopted by the Plan through January 1, 2002. The Plan was further amended effective January 1, 2003. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004.

Note 5.	Party-in-Interest Transactions
      Certain Plan investments are held in funds managed by State Street and Smith Barney Fund Management LLC, an affiliate of State Street; therefore these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 6.	Reconciliation of Financial Statements to Form 5500
      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2004	2003

Net assets available for benefits per the financial statements	$462,658,540	$374,076,897
Amounts allocated to withdrawing participants	(845,488)	(1,179,471)

Net assets available for benefits per the Form 5500	$461,813,052	$372,897,426

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2004

Benefits paid to participants per the financial statements	$34,350,549
Amounts allocated to withdrawing participants at December 31, 2004	845,488
Amounts allocated to withdrawing participants at December 31, 2003	(1,179,471)

Benefits paid to participants per the Form 5500	$34,016,566

Note 7.	Subsequent Events
      The Starwood Hotels and Resorts Worldwide, Inc. Savings and Retirement Plan, as adopted by Los Angeles County Fair Association (the “Sheraton Suites Fairplex Plan”) and the Starwood Hotels and Resorts Worldwide, Inc. Savings and Retirement Plan, as adopted by Galleria Hotel Venture (the “Galleria Plan”) were merged into the Plan, effective February 15, 2005 and April 18, 2005, respectively. The Sheraton Suites Fairplex Plan and the Galleria Plan participants’ account balances were transferred into corresponding accounts under the Plan, resulting in a transfer from other plans of $3,414,109.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		(including maturity, rate of
	Identity of Issue, Borrower,	interest, collateral, par or
	Lessor or Similar Party	maturity value)		Cost	Current Value

*	State Street Bank and Trust Company Short Term Investment Fund	3,012,036	units	**	$3,012,036
*	State Street Bank and Trust Company Principal Accumulation Return Fund	10,353,919	units	**	118,035,719
*	State Street Bank and Trust Company Conservative Strategic Balanced Securities Lending Fund	219,820	units	**	5,188,549
*	State Street Bank and Trust Company Moderate Strategic Balanced Securities Lending Fund	1,055,953	units	**	30,167,082
*	State Street Bank and Trust Company Aggressive Strategic Balanced Securities Lending Fund	510,709	units	**	16,772,616
*	State Street Bank and Trust Company S&P 500 Flagship Fund Series A	1,075,279	units	**	43,932,891
*	Smith Barney Fundamental Value A Fund	280,356	units	**	10,250,060
*	Smith Barney Large Cap Growth Fund Class A	836,618	units	**	38,884,298
*	Smith Barney Aggressive Growth Fund Class A	505,674	units	**	23,089,889
	PIMCO Total Return Admin. Fund	1,255,475	units	**	23,904,720
	Ariel Appreciation Fund	390,347	units	**	22,222,426
	Fidelity Diversified International Fund	479,101	units	**	38,562,854
*	Starwood Hotels & Resorts Worldwide, Inc. Common Stock	1,193,511	shares	**	69,407,458
*	Participant loans	Secured by vested benefits; maturity dates through September 2023; interest rates 5.0% — 11.5%		$—	17,308,635

					$460,739,233

*	Represents party-in-interest to the Plan.

**	Cost information omitted as participant-directed investment.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN# 52-1193298
Plan #001
SCHEDULE H, Line 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$95,063	$95,063

EXHIBIT INDEX
      The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm